

PRESS RELEASE

Crescent Point Announces Q2 2021 Results And Upwardly Revises 2021 Production Guidance

July 28, 2021 Calgary, AB

Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended June 30, 2021.

KEY HIGHLIGHTS

- Successfully closed the acquisition of Kaybob Duvernay assets and disposition of southeast Saskatchewan conventional assets, both as previously announced, further enhancing the Company's balance sheet strength and sustainability.
- Reduced net debt[Ŧ] by approximately $360 million following the closing of the Kaybob Duvernay acquisition.
- Upwardly revised 2021 production guidance while keeping capital expenditures within the previously indicated range.
- Released third annual sustainability report highlighting Crescent Point's increased commitment to strong ESG performance through its enhanced targets, compensation framework and capital allocation process.
- Received recognition of improved ESG practices from MSCI Inc., which upgraded its rating on the Company to "A" from "BBB".

"Our second quarter results demonstrate our continued focus on maximizing excess cash flow generation through our strong capital discipline and successful operational execution", said Craig Bryksa, President and CEO of Crescent Point. "We also closed two strategic transactions during the quarter, further enhancing our asset portfolio and long-term sustainability. The seamless integration of the Kaybob Duvernay assets and the constructive commodity price environment have set us up for a strong second half of the year and into 2022. We expect to generate significant excess cash flow in the current commodity price environment, allowing for further net debt reduction and return of capital to shareholders."

FINANCIAL HIGHLIGHTS

- Adjusted funds flow[Ŧ] totaled $387.8 million during second quarter 2021, or $0.66 per share diluted, driven by a strong operating netback[Ŧ] of $39.87 per boe.
- For the quarter ended June 30, 2021, the Company's development capital expenditures, which included drilling and development, facilities and seismic costs, totaled $88.4 million.
- Crescent Point's net debt as at June 30, 2021 totaled approximately $2.3 billion, including approximately $670 million in cash consideration paid for the acquisition of Kaybob Duvernay assets, which closed on April 1, 2021. Subsequent to the closing of the acquisition, the Company successfully reduced its net debt during the quarter by approximately $360 million, or over half of the cash portion of the purchase price of the Kaybob Duvernay assets. This reduction was achieved through significant excess cash flow[Ŧ] generation and the proceeds from the previously announced disposition, and is in addition to over $135 million of net debt reduction in first quarter 2021.
- During second quarter, the Company repaid senior note maturities totaling approximately $185 million. Crescent Point's next senior note maturities, totaling approximately $225 million, are not due until second quarter 2022. The Company retains significant liquidity and its credit facilities are not due for renewal until October 2023.
- As part of its risk management program to protect cash flow generation and returns, the Company maintains an active hedging portfolio. Crescent Point currently has over 40 percent of its oil and liquids production, net of royalty interest, hedged for the second half of 2021 at a weighted average price of approximately CDN$66/bbl. The Company also has approximately 20 percent of its oil and liquids production hedged for 2022. Crescent Point plans to remain disciplined in its approach to layering on additional protection in the context of commodity prices.
- The Company reported net income of $2.1 billion for the three month period ending June 30, 2021, primarily resulting from a $2.5 billion ($1.9 billion after-tax) reversal of non-cash impairment due to an increase in forward commodity prices and the independent engineers' price forecast. Crescent Point's second quarter net income also included a gain on sale of over $70 million related to the previously announced disposition. Adjusted net earnings from operations[Ŧ] during second quarter was $117.6 million, or $0.20 per share diluted.
- Subsequent to the quarter, the Company declared a quarterly cash dividend of $0.0025 per share payable on October 1, 2021.

Ŧ These are non-GAAP measures. All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

OPERATIONAL HIGHLIGHTS

- Crescent Point's average production in second quarter 2021 was 148,641 boe/d, comprised of approximately 85 percent oil and liquids.

- The Company recently commenced drilling the first pad of its second half 2021 development program in the Kaybob Duvernay, with production expected to be onstream toward the end of the year. Crescent Point is pursuing a conservative development plan with a focus on generating strong full-cycle returns. The Company will seek to leverage its significant expertise in horizontal multi-well pad development and field technology to further optimize efficiencies and returns in the play.

- Within the Company's southeast and southwest Saskatchewan resource plays, Crescent Point continued to focus on low-risk, high-return infill drilling and the advancement of its decline mitigation programs. During the first half of the year, Crescent Point converted approximately 55 producing wells to water injection wells and remains on track with its plan to convert a total of over 135 wells in 2021. The Company is also advancing other decline mitigation programs and enhanced oil recovery techniques, including the continued development of its polymer floods in southwest Saskatchewan, to further enhance long-term free cash flow[‡] and sustainability.

- During second quarter 2021, the Company released its third annual sustainability report, outlining its latest progress and commitment to strong environmental, social and governance ("ESG") practices. The 2021 Sustainability Report was highlighted by an increased target for emissions intensity reduction to 50 percent by 2025, including a 70 percent reduction in absolute methane emissions, relative to a 2017 baseline. Crescent Point also introduced a target to reduce its inactive well inventory by 30 percent over the next 10 years, excluding the impact of the previously announced disposition and including the planned safe retirement of approximately 400 wells in 2021. In addition, the Company is progressing the development of freshwater use targets, which are anticipated to be released later this year. In order to support these initiatives and additional ESG progress, Crescent Point will allocate three to five percent of its annual maintenance capital budget to environmental stewardship moving forward.

- Crescent Point's commitment to strong ESG practices was recognized with an improved rating of "A" in the Morgan Stanley Capital International ("MSCI") Inc. ESG Ratings assessment. This rating was released prior to the issuance of the Company's 2021 Sustainability Report which included several enhanced ESG targets.

OUTLOOK

The Company's second quarter results highlight management's continued strong execution and capital discipline.

Crescent Point's recent strategic acquisition and disposition activities are expected to deliver meaningful improvements to the business by enhancing the Company's free cash flow generation and deleveraging profile, improving its cost structure, increasing overall scalability and reducing future decommissioning liabilities.

Crescent Point is upwardly revising its 2021 annual average production guidance to be 130,000 to 134,000 boe/d, up from its prior range of 128,000 to 132,000 boe/d. This increase reflects the Company's continued operational outperformance in addition to the reactivation of higher cost production that was previously shut-in during a lower commodity price environment. Crescent Point is also narrowing its 2021 development capital expenditures guidance, within its prior range, to approximately $600 to $625 million.

Crescent Point anticipates generating excess cash flow of approximately $675 to $775 million in 2021 at US$65/bbl to US$75/bbl WTI for the remainder of the year. The Company's improved excess cash flow outlook is expected to accelerate its deleveraging process, increasing its ability to further enhance shareholder value.

As Crescent Point's balance sheet continues to strengthen toward its leverage targets, the Company will evaluate the return of additional capital to shareholders, including its current dividend, in the context of its capital allocation framework.

CONFERENCE CALL DETAILS

Crescent Point management will hold a conference call on Wednesday, July 28, 2021 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's website.

Participants can listen to this event online. Alternatively, the conference call can be accessed by dialing 1-888-390-0605.

The webcast will be archived for replay and can be accessed on Crescent Point's website. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation and sustainability report on Crescent Point's website.

2021 GUIDANCE

The Company's guidance for 2021 is as follows:

	Prior	Revised
Total Annual Average Production (boe/d) [1]	128,000 - 132,000	130,000 - 134,000

Capital Expenditures		
Development capital expenditures ($ million)	$575 - $625	$600 - $625
Capitalized G&A ($ million)	$35	$35
Total ($ million) [2]	$610 - $660	$635 - $660

Other Information for 2021 Guidance		
Reclamation activities ($ million) [3]	$15	$15
Capital lease payments ($ million)	$20	$20
Annual operating expenses	$595 - $615 million ($12.45 - $12.95/boe)	$615 - $635 million ($12.75 - $13.25/boe)
Royalties	11.5% - 12.5%	12.0% - 12.5%

1) Total annual average production (boe/d) is comprised of 86% Oil & Liquids and 14% Natural Gas
2) Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated as follows: 84% drilling & development and 16% facilities & seismic
3) Reflects Crescent Point's portion of its expected total budget

The Company's unaudited financial statements and management's discussion and analysis for the period ended June 30, 2021, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point's website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

(Cdn$ millions except per share and per boe amounts)	Three months ended June 30		Six months ended June 30	
	2021	2020	**2021**	2020
Financial				
Cash flow from operating activities	**285.5**	66.6	**589.2**	359.9
Adjusted funds flow from operations [1]	**387.8**	109.0	**650.5**	418.5
Per share [1] [2]	**0.66**	0.21	**1.16**	0.79
Net income (loss)	**2,143.3**	(145.1)	**2,165.0**	(2,469.2)
Per share [2]	**3.65**	(0.27)	**3.85**	(4.67)
Adjusted net earnings from operations [1]	**117.6**	(27.9)	**212.7**	20.8
Per share [1] [2]	**0.20**	(0.05)	**0.38**	0.04
Dividends declared	**1.5**	1.4	**2.8**	6.7
Per share [2]	**0.0025**	0.0025	**0.0050**	0.0125
Net debt [1]	**2,324.2**	2,308.6	**2,324.2**	2,308.6
Net debt to adjusted funds flow from operations [1] [3]	**2.1**	1.9	**2.1**	1.9
Weighted average shares outstanding				
Basic	**581.7**	529.3	**556.2**	528.8
Diluted	**587.8**	531.2	**562.1**	529.7
Operating				
Average daily production				
Crude oil and condensate (bbls/d)	**107,444**	94,900	**101,394**	103,414
NGLs (bbls/d)	**18,608**	14,210	**15,978**	15,852
Natural gas (mcf/d)	**135,531**	70,391	**100,327**	70,921
Total (boe/d)	**148,641**	120,842	**134,093**	131,086
Average selling prices [4]				
Crude oil and condensate ($/bbl)	**75.88**	26.74	**70.88**	38.90
NGLs ($/bbl)	**36.78**	8.11	**37.16**	13.17
Natural gas ($/mcf)	**3.64**	2.74	**3.92**	2.88
Total ($/boe)	**62.78**	23.55	**60.95**	33.84
Netback ($/boe)				
Oil and gas sales	**62.78**	23.55	**60.95**	33.84
Royalties	**(7.90)**	(2.77)	**(7.93)**	(4.34)
Operating expenses	**(12.63)**	(11.89)	**(12.91)**	(12.12)
Transportation expenses	**(2.38)**	(2.24)	**(2.36)**	(2.24)
Operating netback [1]	**39.87**	6.65	**37.75**	15.14
Realized gain (loss) on commodity derivatives	**(7.22)**	8.15	**(6.48)**	6.12
Other [5]	**(3.98)**	(4.89)	**(4.46)**	(3.72)
Adjusted funds flow from operations netback [1]	**28.67**	9.91	**26.81**	17.54
Capital Expenditures				
Capital acquisitions [6]	**936.3**	—	**936.3**	1.4
Capital dispositions [6]	**(87.9)**	(1.5)	**(95.1)**	(508.4)
Development capital expenditures				
Drilling and development	**57.9**	64.0	**163.5**	357.6
Facilities and seismic	**30.5**	8.0	**44.1**	34.5
Total	**88.4**	72.0	**207.6**	392.1
Land expenditures	**2.0**	0.8	**2.9**	1.6

(1)   Adjusted funds flow from operations, adjusted funds flow from operations per share, adjusted net earnings from operations, adjusted net earnings from operations per share, net debt, net debt to adjusted funds flow from operations, operating netback and adjusted funds flow from operations netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.
(2)   The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3)   Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.
(4)   The average selling prices reported are before realized commodity derivatives and transportation.
(5)   Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(6)   Capital acquisition and dispositions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow", "adjusted funds flow from operations", "adjusted funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "free cash flow", "excess cash flow", "net debt", "net debt to adjusted funds flow from operations", "netback", "operating netback" and "adjusted funds flow from operations netback". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow is equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Adjusted funds flow from operations per share - diluted is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

Excess cash flow is defined as adjusted funds flow from operations less capital expenditures, payments on lease liability, decommissioning expenditures funded by the Company, dividends and other cash items (excluding net acquisitions and dispositions). Management utilizes excess cash flow as a key measure to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

($ millions)	Three months ended June 30		Six months ended June 30	
	2021	2020	2021	2020
Cash flow from operating activities	285.5	66.6	589.2	395.9
Changes in non-cash working capital	88.4	41.1	41.2	8.0
Transaction costs	11.7	0.6	11.8	5.3
Decommissioning expenditures [1]	2.2	0.7	8.3	9.3
Adjusted funds flow from operations	387.8	109.0	650.5	418.5

(1)   Excludes amounts received from government subsidy programs.

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment reversal, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to adjusted net earnings from operations:

($ millions)	Three months ended June 30		Six months ended June 30	
	2021	2020	2021	2020
Net income (loss)	2,143.3	(145.1)	2,165.0	(2,469.2)
Amortization of E&E undeveloped land	13.3	19.6	27.1	41.3
Impairment (impairment reversal)	(2,514.4)	—	(2,514.4)	3,557.8
Unrealized derivative (gains) losses	143.6	229.2	225.3	(189.3)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(37.9)	(74.1)	(49.8)	61.8
Unrealized (gain) loss on long-term investments	(3.9)	(1.2)	(6.1)	4.3
Net (gain) loss on capital dispositions	(73.8)	(0.8)	(56.5)	(308.3)
Deferred tax relating to adjustments	447.4	(55.5)	422.1	(677.6)
Adjusted net earnings from operations	117.6	(27.9)	212.7	20.8

Free cash flow is calculated as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations and other cash items (excluding net acquisitions and dispositions). Management utilizes free cash flow as a key measure to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	June 30, 2021	June 30, 2020
Long-term debt [(1)]	2,462.1	2,597.6
Accounts payable and accrued liabilities	340.8	270.3
Long-term compensation liability [(2)]	25.3	5.9
Cash	(4.4)	(27.6)
Accounts receivable	(308.1)	(183.7)
Prepaids and deposits	(28.9)	(23.7)
Long-term investments	(8.6)	(2.5)
Excludes:		
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(154.0)	(327.7)
Net debt	2,324.2	2,308.6

(1) Includes current portion of long-term debt.
(2) Includes current portion of long-term compensation liability and is net of equity derivative contracts.

Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Adjusted funds flow netback is equivalent to adjusted funds flow from operations netback. Adjusted funds flow from operations netback is calculated on a per boe basis as operating netback less net purchased products, realized derivative gains and losses, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Cash flow netback is equivalent to adjusted funds flow from operations netback. Operating netback and adjusted funds flow from operations netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against between prior periods on a comparable basis. Netback calculations are shown in the Financial and Operating Highlights section in this press release. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: benefits of acquisitions and dispositions; a strong second half of 2021 and into 2022; generating significant excess cash flow in the current commodity price environment, allowing for further net debt reduction and return of capital to shareholders; extent and benefits of hedging portfolio; Kaybob Duvernay production timing, conservative development plan with a focus on full-cycle returns; and leveraging expertise to optimize efficiencies in the play; water injection well conversion plans; enhanced oil recovery techniques and benefits thereof; increased target for scope 1 emissions intensity reduction to 50 percent by 2025, including a 70 percent reduction in absolute methane emissions, relative to a 2017 baseline; reducing inactive well inventory by 30 percent over the next 10 years, excluding the impact of the previously announced disposition and including the planned safe retirement of approximately 400 wells in 2021; progressing the development of freshwater use targets, which are anticipated to be released later this year; allocating three to five percent of the annual maintenance capital budget to environmental stewardship moving forward; 2021 annual average production guidance; 2021 capital expenditures guidance including development capital expenditures and capitalized G&A; 2021 reclamation activities; capital lease payments, annual operation expenses and royalties; development capital expenditures guidance; generating excess cash flow of approximately $675 to $775 million in 2021 at US$65/bbl to US$75/bbl WTI for the remainder of 2021; the Company's improved excess cash flow outlook is expected to accelerate its deleveraging process, increasing its ability to further enhance shareholder value; reestablishing a core dividend; and additional forms of returning capital to shareholders, including potential share repurchases, in the context of its returns-based capital allocation framework.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2020. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2020, and in its material change report dated February 26, 2021, which are accessible at www.sedar.com.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2020 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2020, and for the quarter ended June 30, 2021, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the three months ended June 30, 2021, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", and "Guidance" (as updated herein). In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19; uncertainty regarding the benefits and costs of acquisitions and dispositions; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States Mexico Agreement; uncertainties associated with credit facilities and counterparty credit risk; cybersecurity risks; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Product Type Production Information

The Company's aggregate average production for the three and six months ended June 30, 2021 and June 30, 2020 and the references to "natural gas" and "crude oil", reported in this Press Release consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 Mcf : 1 Bbl where applicable:

	Three months ended June 30		Six months ended June 30	
	2021	2020	**2021**	2020
Light & Medium Crude Oil (bbl/d)	**20,181**	18,952	**20,482**	21,863
Heavy Crude Oil (bbl/d)	**4,269**	4,269	**4,193**	4,511
Tight Oil (bbl/d)	**65,595**	71,679	**67,972**	77,041
Total Crude Oil (bbl/d)	**90,045**	94,900	**92,647**	103,415
NGLs (bbl/d)	**36,007**	14,210	**24,725**	15,851
Shale Gas (Mcf/d)	**125,830**	57,254	**89,618**	55,569
Conventional Natural Gas (Mcf/d)	**9,701**	13,137	**10,709**	15,352
Total Natural Gas (Mcf/d)	**135,531**	70,391	**100,327**	70,921
Total (boe/d)	**148,641**	120,842	**134,093**	131,086

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefrom.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.